UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A. BOARD OF DIRECTORS MINUTE N° 426

MINUTE Nº 426: In the Autonomous City of Buenos Aires, on the 8th days of August 2018, at 11.00 a.m. in the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute are gathered namely: Ricardo Alejandro Torres, Maximiliano Fernández, Eduardo Llanos, Lucas Amado, Carlos Alberto Lorenzetti and Mariano García Mithieux. Permanent auditor Jorge Roberto Pardo on behalf of the Audit Committee is present. Mr. Mariano Batistella, alternate director, who hereby joins the deliberation of the Board as well as Mr. Leandro Montero, Edenor’s Finance and Control Director and Mr. Sergio Cravero, PWC partner, Edenor’s external auditor.   The meeting is chaired by the Board of Directors’ Chairman, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […].

[…] Afterwards, the following issue of the Agenda is taken into consideration: 7°) Consideration of Mr. Carlos Andrés Rodríguez Lubary’s resignation to the alternate director position. The Chairman takes the floor again and expresses that, as it was timely informed to the market, on last August 7th Mr. Carlos Andrés Rodríguez Lubary submitted his resignation to the Alternate Director Class B  and C duty for which he was appointed in the Shareholders General Meeting held on April 26th 2018, being this Board in charge of taking into consideration and accepting the mentioned resignation, hereby motioned, to the extent that this does not impact the normal performance nor has been neither improper nor untimely. Having submitted the proposal for consideration, the Board of Directors DECIDES to accept Mr. Carlos Andrés Rodríguez Lubary’s resignation to the position of Alternate Director Class B and C. Then, the following issue of the Agenda is taken into consideration: […]. After a brief exchange of opinions and there being no further issues to be discussed; the Chairman concludes the meeting at 1.00 pm.

Signed below by: Ricardo Torres, Maximiliano Fernández, Eduardo Llanos, Lucas Amado, Carlos Lorenzetti, Mariano García Mithieux, Jorge Pardo and Mariano Batistella.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 18, 2018